SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Year Ended December 31, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-13536

A. Full title of the plan if different from that of the issuer named below:

THE MAY DEPARTMENT STORES COMPANY PROFIT SHARING PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

MACY’S, INC 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001
THE MAY DEPARTMENT STORES COMPANY PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND EXHIBIT

Listed below are all financial statements and exhibits filed as part of this annual report on Form 11-K:

Financial Statements	Page of this Form 11-K

Report of Independent Registered Public Accounting Firm	5

Financial Statements of the Plan:
Statements of Net Assets Available for Benefits—December 31, 2007 and 2006	6

Statements of Changes in Net Assets Available for Benefits— Years Ended December 31, 2007 and 2006	7

Notes to Financial Statements— Years Ended December 31, 2007 and 2006	8

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)— December 31, 2007	17

Exhibit

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm	22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy’s, Inc. Profit Sharing 401 (k) Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Macy’s, Inc. Profit Sharing 401 (k) Investments Plan

Dated: June 30, 2008	By: /s/Karen M. Hoguet
Karen M. Hoguet, Chairperson
Pension and Profit Sharing Committee
Macy's, Inc.

The May Department Stores Company Profit Sharing Plan

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006, Supplemental Schedule as of
December 31, 2007, and
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Macy’s, Inc.:

We have audited the accompanying statements of net assets available for benefits of The May Department Stores Company Profit Sharing Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Cincinnati, Ohio
June 30, 2008

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006
(In thousands)

	2007	2006
ASSETS:
Investments, at fair value:
Macy's, Inc. common stock (Note 1)	$ 360,534	$ 650,803
Commingled equity index funds	398,382	422,704
Short-term investment fund	157,759	196,282
U.S. government securities	56,937	53,180
Fixed income investments	29,469	31,246

Total investments	1,003,081	1,354,215

Other assets:
Receivable—employer contribution	13,542	16,202
Dividends and interest receivable	3,509	4,354
Due from broker for securities sold and other	1,160	2,411

Total assets	1,021,292	1,377,182

LIABILITIES:
Due to broker for securities purchases and other	2,220	1,819
Due to affiliated retirement plans (Note 7)	201	1,462
Accrued administrative expenses	1,010	863

Total liabilities	3,431	4,144

NET ASSETS AVAILABLE FOR BENEFITS	$ 1,017,861	$ 1,373,038

See accompanying notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands)

	2007	2006
Contributions:
Member	$ 76,158	$ 106,962
Employer	13,542	13,910
Total contributions	89,700	120,872

Investment income:
Appreciation (depreciation) in fair value of investments:
Macy's, Inc. common stock (Note 1)	(173,667)	118,305
Commingled equity index funds	21,531	77,487
U.S. government securities	2,000	(936)
Fixed income investments	(89)	(599)
Total appreciation (depreciation) in fair value of investments	(150,225)	194,257

Dividends	7,848	10,741
Interest	13,305	17,043
Total dividend and interest income	21,153	27,784

	(39,372)	342,913

Benefits paid to members	(278,594)	(455,141)
Transfer of assets to the David's Bridal 401(k) Retirement Plan (Note 7)	(32,419)	-
Transfer of assets to the Lord & Taylor 401(k) Retirement Plan (Note 7)	-	(133,526)
Administrative expenses (Note 2)	(4,576)	(4,794)
Cash dividend payments to members	(216)	(270)
	(315,805)	(593,731)

DECREASE IN NET ASSETS
AVAILABLE FOR BENEFITS	(355,177)	(250,818)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	1,373,038	1,623,856

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 1,017,861	$ 1,373,038

See accompanying notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

1.           DESCRIPTION OF THE PLAN

The following description of The May Department Stores Company Profit Sharing Plan (the “Plan”) is provided for general informational purposes only.  Associates should refer to the Plan document dated January 1, 2004, and Summary Plan Description dated November 2002 (with updates) for more complete information.

General—The Plan is a defined contribution profit sharing plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and U.S. tax law.  The Plan covers certain eligible associates of Macy’s, Inc., a Delaware corporation, and its subsidiaries or affiliates who elect to participate in the Plan.  An associate’s membership in the Plan is voluntary for those associates who became eligible through December 31, 2006.  The Plan adopted automatic enrollment for newly eligible associates as of January 1, 2007.

Merger of Macy’s and May— On August 30, 2005, Macy’s, Inc. (“Macy’s”) completed its acquisition of The May Department Stores Company (“May”) (the “Merger”).  On that day, in accordance with the Merger agreement, each share of May common stock in the Plan’s May Common Stock Fund and the May ESOP Preference Fund was converted into .3115 shares of Macy’s common stock and $17.75 in cash.  The Macy’s common stock and cash received were then automatically transferred into a new Macy’s Common Stock Fund in the Plan.

Immediately following the Merger, The Bank of New York Mellon, the Plan Trustee began investing the cash received by the Macy’s Common Stock Fund in additional shares of Macy’s common stock.  This activity occurred throughout September 2005 and was completed on September 28, 2005.  The new Macy’s Common Stock Fund is now, on an ongoing basis, comprised primarily of shares of Macy’s common stock, with a small amount (approximately 1% of the fund) in short-term investments for daily liquidity needs.

Prior to the merger, May was the Plan Sponsor and Plan Administrator.  As of the Merger date, Macy’s became the Plan Sponsor and Plan Administrator.

Eligible Associates—In general, associates employed in a former May location (as determined on the Merger date) or certain of its subsidiaries or affiliates (excluding foreign national associates working in foreign countries and certain members of collective bargaining units) become members of the Plan upon attaining age 21 and working for at least one year in which they are paid for 1,000 hours or more. Eligible associates will enter the Plan through July 1, 2008. After that date, the newly eligible associates will enter the Macy’s, Inc. Profit Sharing 401(k) Investment Plan.

Member Contributions—Plan members may contribute 1% to 50% (1% to 15% for “highly compensated associates”) of their pay as defined by the Plan.  Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the Internal Revenue Code. Effective January 1, 2003, participants who are age 50 or older are permitted supplemental “catch-up” pre-tax contributions. Such contributions in 2007 and 2006 did not have a material impact on the Plan’s net assets available for Plan benefits.

Employer Contribution— Participating Plan members are entitled to an annual discretionary employer contribution equal to a matching rate times a member’s basic contributions (generally, contributions up to 5% of pay).  The Plan provides for a minimum matching employer contribution of 33 1/3% of basic contributions.

The employer contributions for the 2007 and 2006 Plan years were based on the minimum amount necessary to produce a matching rate of 33-1/3% of a member’s basic contributions, after considering the impact of forfeitures.  The 2007 and 2006 employer contributions were contributed in cash directly to the Macy’s Common Stock Fund on March 31, 2008 and March 31, 2007, respectively.  The Plan Trustee used the cash contribution to immediately purchase additional shares of Macy’s common stock in that Fund.

Also, in accordance with the Merger agreement, members who were employed on the Merger date were entitled to a prorated 2005 employer contribution (based on member contributions through August 30, 2005) if it produced a greater result than the member’s 2005 annual employer contribution otherwise determined under the Plan.

Members are permitted to elect to immediately redirect the value of employer contributions to other investment options in the Plan.

Investments—Members’ contributions may be invested in any of the following investment funds:

Money Market Fund—Invests in the Bank of New York Mellon Collective Short-Term Investment Fund, which invests in short-term (less than one year) obligations of high-quality issuers including banks, corporations, municipalities, the U.S. Treasury and other federal agencies.

Bond Index Fund—Invests primarily in corporate, U.S. Government, federal agency and certain foreign obligations that make up the Lehman Intermediate Government/Credit Bond Index.  The Lehman Intermediate Government/Credit Bond Index represents the combined overall performance of intermediate-term, fixed income securities that have maturities ranging from one to 10 years, with an average maturity of four years.

Balanced Equity/Bond Fund—Invests in the S&P 500 Equity Index Fund and the Bond Index Fund, with a current targeted investment allocation of approximately 60% to the S&P 500 Equity Index Fund and 40% to the Bond Index Fund.  The fund is rebalanced by the Plan’s Trustee at the end of each calendar quarter.

S&P 500 Equity Index Fund—Invests primarily in the Northern Trust Collective Daily Stock Index Fund, a collective trust which invests in the common stock of corporations that make up the Standard & Poor’s 500 Composite Stock Price Index.  This index represents the composite performance of 500 major stocks in the United States.  Investment mix is determined based on the relative market size of the 500 corporations, with larger corporations making up a higher proportion than smaller corporations.

Russell 2000 Equity Index Fund—Invests primarily in the Northern Trust Daily Russell 2000 Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Russell 2000 Index.  This Index is commonly used to represent the small market capitalization (small company) segment of the U.S. equity market.  Investment mix is determined based on the relative market size of 2,000 corporations, with larger corporations in this group making up a higher proportion than smaller corporations.

International Equity Index Fund—Invests primarily in the Northern Trust Daily EAFE Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Morgan Stanley Capital International Europe, Australasia and Far East Index.  Investment mix is determined based on the relative country weights within the Index, with securities issued in countries having larger economies making up a higher proportion than countries with smaller economies.

Macy’s Common Stock Fund (established August 30, 2005)—Consists primarily of the common stock of Macy’s.

The investments are exposed to various risks such as interest rate, credit, overall market volatility, political, currency and regulatory risks.  Further, due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting—The method of calculating vesting service is the elapsed time method.  Elapsed time is measured by calculating the time that has elapsed between the member’s hire date and retirement date/termination date (excluding certain break-in-service periods).  Plan members are 100% vested in (a) May Common Stock Fund dividends earned in their company accounts beginning with the 2002 quarterly dividends, (b) ESOP Preference Fund dividends earned in their company accounts beginning with the October 2004 semi-annual dividend and (c) Macy’s Common Stock Fund dividends earned in their company accounts beginning with the December 2005 quarterly dividend.

Plan members are vested in the remainder of their company accounts in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Plan members are always fully vested in the value of their member accounts from member contributions.

Payment of Benefits—Amounts in a member’s account and the vested portion of a member’s company account may be distributed upon retirement, death or termination of employment.  Distributions from an investment fund holding employer securities are made in shares of Macy’s common stock or cash.  All other distributions are made in cash.

Dividend Passthrough—The Plan’s funds holding employer securities are ESOPs under Section 4975(e)(7) of the Internal Revenue Code.  This feature allows members with accounts in the Macy’s Common Stock Fund to elect to either reinvest employer stock dividends into their Plan accounts or to receive these dividends in cash each quarter.

Administration of the Plan—The Plan is administered by a committee appointed by the Board of Directors of Macy’s, Inc.  The assets of the Plan are held in a trust  (the “Trust”) for which The Bank of New York Mellon is the Trustee (the “Trustee”).

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments—The Plan’s investments in common stock, U.S. government securities and fixed income securities are stated at fair value based on publicly reported price information.  Investments in commingled equity index funds are stated at fair value as determined by the investment manager.  Short-term investments are recorded at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses are recorded using the average cost method.

Federal Income Taxes—The Trust established under the Plan to hold the Plan’s assets is tax exempt under 501(a) as the Plan is qualified pursuant to Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code (“IRC”) and accordingly, the Trust’s net investment income is exempt from income taxes.  The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan and related Trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

Employer allocations and contributions, member before-tax contributions and any cumulative investment returns on member accounts are not taxable to the members until distributions are made.

Administrative Expenses—All administrative expenses are paid by the Plan.

Valuation of the Trust—The Plan provides for daily valuations of the accounts.

The unit values of all other investment funds are determined by dividing the market value of the particular investment fund by the total number of units outstanding in all member accounts in such investment fund.  On each valuation date, the value of each fund is redetermined and account balances in each fund are adjusted as follows:

(a)       All payments made from an account are valued based on the unit value as of the distribution date.

(b)       Member contributions are invested in the investment funds directed by the participant.

(c)       In the event that a member’s employment is terminated and a portion of such member’s company account has been forfeited, the forfeited units shall be cancelled as of the last day of the Plan year.  Forfeited amounts are allocated as part of the employer matching contribution for such Plan year.  At December 31, 2007 and 2006, forfeited non-vested accounts totaled $607,000 and $3,064,000, respectively.

Due to/from Brokers for Securities Sold and Other—These amounts represent contributions provided to the Plan’s brokers for investment securities to be purchased, or proceeds not yet received from brokers for investments that have been sold.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of additions to and deductions from net assets available for benefits during the year.  Actual results could differ from those estimates.

New Authoritative Guidance — The Plan adopted the provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No 109”(“Fin 48”) on January 1, 2007. The adoption of FIN 48 did not have an impact on the Plan’s Statement of Net Assets Available for Plan Benefits.

During 2006, Congress passed the Pension Protection Act of 2006 (the “Act”) with the stated purpose of improving the funding of America’s private pension plans. The Act also contains provisions that impact defined contribution plans, including the removal of barriers that prevented companies from automatically enrolling employees in defined contribution plans and making permanent the higher contribution limits passed in 2001. The provisions of the Act did not have and are not expected to have a material impact on the Plan’s Statement of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The SFAS 157 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. SFAS 157 is effective for plan years beginning after November 15, 2007. The Plan administrator is in the process of evaluating the impact of the adoption of SFAS 157 on the Plan’s financial statements.

3.             INVESTMENTS

The fair value of the Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows (fair value in thousands):

	2007		2006
	Number of		Number of
	Shares or	Fair	Shares or	Fair
Description of Investments	Principal Amount	Value	Principal Amount	Value

Macy's, Inc.
Common Stock *	13,936,375	$ 360,534	17,067,993	$ 650,803

Northern Trust Collective
Daily Stock Index Fund	57,938	$ 234,788	66,185	$ 254,277

Northern Trust Daily
Russell 2000 Fund	86,667	$ 78,831	100,882	$ 93,122

Northern Trust EAFE
Equity Index Fund	185,663	$ 84,763	184,043	$ 75,305

The Bank of New York
Collective Short-Term
Investment Fund -
Master Notes	$ 157,758,829	$ 157,759	$ 196,282,307	$ 196,282

All other assets held less than
5% of the Plan's net assets	-	$ 86,406	-	$ 84,426

*nonparticipant-directed

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2007 and 2006 s as follows:

	2007	2006
	(in thousands)

Contributions....................................................................................	$ 36,884	$ 45,137
Net appreciation (depreciation) in the fair value of investments..............................................................................	(173,667)	118,305
Benefits paid to participants...........................................................	(82,354)	(168,923)
Transfers to participant-directed investments.............................	(70,154)	(78,397)
	$(289,291)	$ (83,878)

At December 31, 2007 and 2006, the Plan beneficially owned Macy’s Common Stock, representing 3.3% and 3.4% respectively, of the voting power of Macy’s, Inc.

4.            RELATED PARTIES

Certain Plan investments are shares of The Bank of New York Mellon Collective Short-Term Investment Fund.  The Bank of New York Mellon is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.  In addition, the Plan paid the Trustee approximately $621,000 and $779,000 in administrative expenses, principally Trustee fees, in 2007 and 2006, respectively. In addition to expenses incurred by third party service providers, these expenses include an allocable portion of data processing services provided by Macy’s and salaries and benefits for associates who provide services to the Plan.  Macy’s allocated approximately $485,000 and $767,000 in administrative expenses to the Plan in 2007 and 2006, respectively.

The Plan holds shares of the common stock of Macy’s, Inc., the Plan administrator.  Macy’s common stock held by the Plan was 36% and 48% of the Plan’s total investments at December 31, 2007 and December 31, 2006, respectively.

5.            RECONCILIATION TO FORM 5500

As of December 31, 2007 and 2006 the Plan had approximately $10,311,000 and $22,302,000 respectively, of pending distributions to participants.  These amounts are included in net assets available for benefits.  For reporting on the Plan’s Form 5500, these amounts will be classified as benefit claims payable with a corresponding reduction in net assets available for benefits.  The following table reconciles the financial statements to the Form 5500, which will be filed by the Plan for the Plan year ended December 31, 2007 (dollars in thousands):

	Payable to	Benefits	Available
	Participants	Paid	for Benefits

Per 2007 financial statements	$ -	$ 278,594	$ 1,017,861
Pending benefit distributions - December 31, 2007	10,311	10,311	(10,311)
Pending benefit distributions - December 31, 2006	-	(22,302)	-

Per 2007 Form 5500	$ 10,311	$ 266,603	$ 1,007,550

6.            DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

Macy’s reserves the right to terminate the Plan, in whole or in part, at any time.  If an employer shall cease to be a participating employer in the Plan, the accounts of the members of the withdrawing employer shall be revalued as if such withdrawal date were a valuation date.  The Plan Committee is then to direct the Trustee either to distribute the accounts of the members of the withdrawing employer as of the date of such withdrawal on the same basis as if the Plan had been terminated, or to deposit in a trust established by the withdrawing employer, pursuant to a plan substantially similar to the Plan, assets equal in value to the assets allocable to the accounts of the members of the withdrawing employer.

If the Plan is terminated at any time or contributions are completely discontinued and Macy’s determines that the Trust shall be terminated, the members’ company accounts shall become fully vested and nonforfeitable, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to members.

If the Plan is terminated or contributions completely discontinued but Macy’s determines that the Trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by members or the employer and the members’ company accounts shall become fully vested, but the Trust shall be administered as though the Plan were otherwise in effect.

7.            SALE OF COMPANIES

In October 2006, Macy’s completed the sale of the acquired Lord & Taylor division of May.

As a result, in December 2006 $132,064,000 of plan assets related to plan members employed at Lord & Taylor were transferred to the Lord Taylor 401 (k) Retirement and Savings Plan, which is not sponsored by Macy’s. At 12/31/06, $1,462,000 of additional plan assets related to plan members employed at Lord & Taylor. These assets were transferred to the Lord & Taylor Retirement Plan on March 30, 2007.

In January 2007, Macy’s completed the sale of the acquired David’s Bridal and Priscilla of Boston businesses of May.

As a result, in March 2007 $32,218,000 of plan assets related to plan members employed at David’s Bridal and Priscilla of Boston were transferred to the David’s Bridal 401(k) Retirement Plan, which is not sponsored by Macy’s. At 12/31/07, $201,000 of additional plan assets related to plan members employed at David’s Bridal and Priscilla of Boston. These assets were transferred to the David’s Bridal Retirement Plan on March 28, 2008.

8.            LEGAL PROCEEDINGS

On October 3, 2007, Ebrahim Shanehchian, an alleged participant in the Macy's, Inc. Profit Sharing 401(k) Investment Plan (the “Macy’s 401(k) Plan"), filed a purported class action lawsuit in the United States District Court for the Southern District of Ohio on behalf of persons who participated in the Macy’s 401(k) Plan and the Plan between February 27, 2005 and the present. The complaint charges the Company, as well as members of the Company's board of directors and certain members of senior management, with breach of fiduciary duties owed under the Employee Retirement Income Security Act ("ERISA") to participants in the Macy’s 401(k) Plan and the Plan, alleging that the defendants made false and misleading statements regarding the Company's business, operations and prospects in relation to the integration of the acquired May operations, resulting in supposed "artificial inflation" of the Company's stock price between August 30, 2005 and May 15, 2007. The plaintiff seeks an unspecified amount of compensatory damages and costs. The Company believes the lawsuit is without merit and intends to contest it vigorously.

9.         SUBSEQUENT EVENT

The Company’s Board of Directors approved the merger of the Plan into and with the Macy’s, Inc. Profit Sharing 401(k) Investment Plan, also sponsored by the Company, effective September 1, 2008.  The newly merged plan will include changes for previous participants in both plans, including new investment choices, the ability for participants to make Roth 401(k) contributions, enhanced investment advice, the Company’s match will follow the participant’s investment fund choices, a new 401(k) loan feature and a 25% limit of Macy’s stock fund investments.

* * * * * *

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
(Cost and Fair Value in Thousands)

Employer #: 13-3324058
Plan #: 024
	(c)
	Number of
	Shares or		(e)
(b)	Principal	(d)	Fair
(a) Identity of Issue	Amount	Cost	Value

* MACY'S, INC. COMMON STOCK	13,936,375	$ 440,214	$ 360,534

COMMINGLED EQUITY INDEX FUNDS:
Northern Trust Collective Daily Stock Index Fund	57,938	187,620	234,788
Northern Trust Daily Russell 2000 Fund	86,667	67,862	78,831
Northern Trust Daily EAFE Equity Index Fund	185,663	69,302	84,763
Commingled Equity Index Funds Total		324,784	398,382

SHORT-TERM INVESTMENT FUND:
* The Bank of New York Collective Short-Term
Investment Fund - Master Notes	157,758,829	157,759	157,759

U.S. GOVERNMENT SECURITIES:
U.S. Treasury Notes:
4.75%, due 3/31/01	1,500,000	$ 1,546	$ 1,574
4.0%, due 2/15/15	2,040,000	1,990	2,069
4.25%, due 8/15/13	4,250,000	4,236	4,405
3.5%, due 2/15/10	13,300,000	13,000	13,415
4.5%, due 3/31/12	1,330,000	1,306	1,390
4.5%, due 11/15/15	4,860,000	4,764	5,064
4.625%, due 2/29/12	4,000,000	3,960	4,197
4.625%, due 11/15/16	4,565,000	4,639	4,781
Total U.S. Treasury Notes		35,441	36,895

			(Continued)

* Also a party-in-interest

		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value

	U.S. GOVERNMENT SECURITIES (Continued):
	U.S. Government Agency Securities:
	Federal National Mortgage Association:
	6.0%, due 5/15/11	1,500,000	$ 1,581	$ 1,610
	6.0%, due 5/15/08	4,300,000	4,746	4,321
	6.375%, due 6/15/09	2,200,000	2,373	2,284
	4.37%, due 3/15/13	2,050,000	2,024	2,087
	Federal Home Loan Mortgage Corp.:
	5.75%, due 4/15/08	3,500,000	3,898	3,513
	6.0%, due 6/15/11	1,995,000	2,229	2,143
	6.625%, due 9/15/09	1,950,000	2,243	2,047
	4.5%, due 1/15/14	1,600,000	1,561	1,637
	Interamerican Devlpmt Bk, 5.75%, due 2/26/08	400,000	398	400
	Total U.S. government agency securities		21,053	20,042

	U.S. Government Securities Total		56,494	56,937

	FIXED INCOME INVESTMENTS:
	Bank Corporate Bonds:
	Bank America Corp., 5.625%, due 10/14/16	740,000	751	744
	Bayerische Landesbank, 5.875%, due 12/01/08	450,000	449	458
	Midland Bank PLC, SR NT, 6.950%, 3/15/11	375,000	395	407
	Morgan JP & Co., Inc., 4.6%, due 1/17/11	250,000	250	249
	Morgan JP & Co., Inc., 4.5%, due 1/15/12	835,000	816	822
	National Australia Bank, 8.6%, due 5/19/10	450,000	449	486
	Wachovia, 6.25%, due 8/4/08	620,000	686	623
	Wells Fargo & Co., 5.12%, due 9/1/12	250,000	260	252
	Total bank corporate bonds		4,056	4,041

	Finance and Insurance Corporate Bonds:
	American Gen Fin Corp., 5.375%, due 9/1/09	130,000	138	132
	American Intl Group, Inc., 5.05%, due 10/1/15	450,000	441	435
	Citigroup Inc., 4.125%, due 2/22/10	500,000	499	493
	Citigroup Inc., 5.125%, due 5/5/14	450,000	438	439
	Credit Suisse First Boston USA, 6.125%, due 11/15/11	300,000	297	312
	Deutsche Telekom International, 8.0%, due 6/5/10	170,000	193	181
	Deutsche Telekom International, 8.25%, due 6/5/30	200,000	251	250
	Donnelley R R & Sons Co., 6.125%, due 1/15/17	280,000	279	276
	ERP Oper Ltd Ptnrsp., 5.25%, due 9/15/14	355,000	362	338

				(Continued)

		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value

	FIXED INCOME INVESTMENTS (Continued):
	Finance and Insurance Corporate Bonds (Continued):
	General Electric Cap., 5.875%, due 2/15/12	1,350,000	$ 1,444	$ 1,407
	General Electric Cap Corp., 5.25%, due 10/19/12	500,000	500	511
	Goldman Sachs Group, Inc., 4.75%, due 7/15/13	825,000	803	808
	Home Depot Inc., 5.25%, due12/16/13	195,000	193	190
	HSBC Financial Corp., 6.75%, due 5/15/11	325,000	354	337
	Lehman Brothers Hldg., 5.75%, due 1/3/17	510,000	511	490
	MBNA Corp., 6.125%, due 3/1/13	100,000	100	104
	Morgan Stanley, 5.625%, due 1/9/12	450,000	452	458
	Simon Ppty Group, LP., 5.1%, due 5/1/16	200,000	209	198
	Simon Ppty Group, LP., 5.6%, due 9/1/11	450,000	450	451
	Toyota Motor Corp., 5.5%, due 12/15/08	450,000	449	449
	Unilever Cap., 7.125%, due 11/1/10	125,000	136	134
	Wellpoint, Inc., 5.875%, due 6/15/17	350,000	347	352
	Total finance and insurance corporate bonds		8,846	8,745

	Industrial Corporate Bonds:
	Abbott Laboratories, 5.60%, due 11/30/17	350,000	349	360
	Aneheuser Busch Cos. Inc., 5.50%, due 1/15/18	195,000	194	199
	Atlantic Richfield Co., 5.9%, due 4/15/09	450,000	448	459
	Burlington Northern, 4.875%, due 1/15/15	475,000	476	472
	Comcast Cable, 6.75%, due 1/30/11	610,000	642	638
	CVS Corp., 6.125%, due 8/15/16	335,000	334	344
	Daimler Chrysler N. Amer., 4.875%, due 6/15/10	250,000	249	249
	Daimler Chrysler N. Amer., 6.50%, due 11/15/13	200,000	209	209
	Diageo Cap PLC, 5.75%, due 10/23/17	380,000	382	382
	International Business Machine, 5.375%, due 2/1/09	150,000	150	152
	International Business Machine, 5.70%, due 9/14/17	155,000	154	160
	Lilly Eli & Co., 5.20%, due 3/15/17	500,000	500	500
	Marriott Intl. Inc. ,5.625%, due 2/15/13	275,000	275	275
	McDonalds Corp. NTS, 5.30%, due 3/15/17	385,000	384	384
	News Amer Hldgs., 9.25%, due 2/1/13	100,000	128	117
	News Amer Inc., 5.3%, due 12/15/14	200,000	191	199
	Textron Inc. Sub Deb.,5.60%, due 12/1/17	245,000	246	244
	Time Warner, Inc., 6.87%, due 5/1/12	160,000	180	168
	Weyerhaeuser Co., 6.75%, due 3/15/12	350,000	368	368
	Xerox Corp., 6.40% due 3/15/16	300,000	304	307
	Yum Brands, Inc.,6.25%, due 3/15/18	145,000	145	147
	Total industrial corporate bonds		6,308	6,333

				(Continued)

		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value
	FIXED INCOME INVESTMENTS (Continued):
	Oil & Coal Corporate Bonds:
	Marathon Oil Corp.,6.00%, due 10/01/17	390,000	$ 389	$ 397
	Phillips Pete Co., 8.75%, due 5/25/10	400,000	483	438
	Valero Energy Corp New, 6.875%, due 4/15/12	625,000	702	667
	Total oil & coal corporate bonds		1,574	1,502

	Telephone Corporate Bonds:
	AT&T Wireless Sves, Inc., 7.875%, due 3/1/11	150,000	160	162
	Bellsouth Corp., 4.2%, due 9/15/09	200,000	197	199
	British Telecom Plc., 8.625%, due 12/15/10	550,000	634	604
	Embarq Corp., 6.738%, due 6/1/13	585,000	587	605
	France Telecom, 7.75%, due 3/1/11	650,000	710	699
	Motorola, Inc., 7.625%, due 11/15/10	16,000	18	17
	SBC Comm., 5.1%, due 9/15/14	350,000	345	346
	Sprint Nextel Corp., 6.0%, due 12/1/16	450,000	440	431
	Telecom Italia Cap., 5.25%, due 10/1/15	750,000	708	731
	Verizon Communications Inc., 5.35%, due 2/15/11	630,000	622	645
	Total telephone corporate bonds		4,421	4,439

	Transportation Corporate Bonds:
	CSX Corp., 6.25%, due 10/15/08	100,000	100	101
	Total transportation corporate bonds		100	101

	Utility Corporate Bonds:
	Dominion Resources Inc., 5.15%, due 7/15/15	615,000	572	595
	Exelon Generation Co. LLC, 6.20%, due 10/01/17	400,000	401	398
	Ohio Power Co. 1st Mtg. F/R, 6.00%, due 6/1/16	450,000	467	455
	PPL Energy Supply, LLC., 6.2%, due 5/15/16	590,000	590	592
	PSEG Pwr., LLC., 7.75%, due 4/15/11	350,000	380	377
	Total utility corporate bonds		2,410	2,417

				(Continued)

		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value
	FIXED INCOME INVESTMENTS (Continued):
	Foreign Obligations:
	British Columbia Prov. Canada, 5.375%, due 10/29/08	450,000	$ 448	$ 456
	Covidien Intl Fin S A Restr, 5.45%, due 10/15/12	260,000	260	268
	Discover Finl Svcs Restr, 6.45%, due 6/12/17	140,000	140	135
	Republic of Italy, 5.625%, due 6/15/12	200,000	217	214
	Liberty Mutual Group Inc Restr, 6.70%, due 8/15/16	300,000	316	311
	South Africa Rep, 6.5%, due 6/2/14	250,000	249	264
	United Mexican Sts Med Term, 5.625%, due 1/15/17	240,000	240	243
	Total foreign obligations		1,870	1,891
	Fixed Income Investments Total		29,585	29,469

	TOTAL ASSETS HELD AT DECEMBER 31, 2007		$ 1,008,836	$ 1,003,081

				(Concluded)